                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

                          TENDER OFFER STATEMENT UNDER
                         SECTION 14(d) (l) OR 13(e) (l)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                              THE JUDGE GROUP, INC.
                       ----------------------------------
                       (Name of Subject Company (Issuer))

                  JUDGE GROUP ACQUISITION CORPORATION (Offeror)
                         MARTIN E. JUDGE, JR. (Offeror)
                            MICHAEL A. DUNN (Offeror)
            --------------------------------------------------------
            (Names of Filing Persons (Identifying Status As Offeror,
                            Issuer Or Other Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    481271104
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                              MARTIN E. JUDGE, JR.
                                    PRESIDENT
                       JUDGE GROUP ACQUISITION CORPORATION
                            TWO BALA PLAZA, SUITE 800
                         BALA CYNWYD, PENNSYLVANIA 19004
                                 (610) 667-7700
  -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                          MICHAEL P. GALLAGHER, ESQUIRE
                             J. PETER WOLF, ESQUIRE
                               PEPPER HAMILTON LLP
                                 400 BERWYN PARK
                                899 CASSATT ROAD
                         BERWYN, PENNSYLVANIA 19312-1183
                                 (610) 640-7800

                            CALCULATION OF FILING FEE

     Transaction Valuation*                            Amount of Filing Fee**
     ----------------------                            ----------------------
          $6,952,624                                           $563

* Estimated for purposes of calculating filing fee only. Calculated as the sum of (a) $5,289,435, the product of $1.05, the per share tender offer price (the "Offer Price") for all of the outstanding shares of common stock of The Judge Group, Inc. ("Judge Group") and 5,037,557, the number of outstanding shares sought in the offer and (b) $1,663,189, the product of the Offer Price and 1,483,989 shares underlying all vested options and 100,000 shares underlying warrants to purchase shares of common stock of Judge Group.

** The amount of the filing fee, calculated in accordance with the fee for Sections 13(e) and 14(g) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the maximum offering price, pursuant to which securities will be offered for purchase.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid: $1,058                   Filing Party: Judge Group Acquisition Corporation
           Form or Registration No.: Not Applicable                           Date Filed: May 19, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
          [X]      third-party tender offer subject to Rule 14d-1.
          [ ]      issuer tender offer subject to Rule 13e-4.
          [X]      going-private transaction subject to Rule 13e-3.
          [ ]      amendment to Schedule 13D under Rule 13d-2.
      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                                   SCHEDULE TO
                                   -----------

         This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on May 19, 2003, and as amended and supplemented by Amendment No. 1 filed with the SEC on June 12, 2003 (as so amended, the "Schedule TO"), relating to the offer by Judge Group Acquisition Corporation (the "Purchaser"), a Pennsylvania corporation, to purchase all of the issued and outstanding shares of common stock (the "Shares") of The Judge Group, Inc. (the "Company"), a Pennsylvania corporation, at a price of $1.05 per share of common stock, without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2003 as and as amended and supplemented by Amendment No. 1 filed with the SEC on June 12, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase, and the Letter of Transmittal were filed as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

         Unless otherwise stated below, the information set forth in the Offer to Purchase including all schedules and annexes thereto is hereby expressly incorporated herein by reference in response to all items of this Amendment, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. You should read this Amendment together with the Schedule TO we filed on May 19, 2003 and as amended and supplemented by Amendment No. 1 filed with the SEC on June 12, 2003.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         SUMMARY TERM SHEET.

         ITEM 1.  SUMMARY TERM SHEET.

                  Item 1 is hereby amended by amending and supplementing the section of the Offer to Purchase titled "Summary Term Sheet" as follows:

                  (1) the ninth bullet point on page 4 is hereby amended and restated in its entirety as follows:

                             "Purchaser and Messrs. Judge and Dunn believe that the Offer and the Merger are both substantively and procedurally fair to Judge Group's shareholders who are not affiliated with the Continuing Shareholders. Purchaser and Messrs. Judge and Dunn base their belief on the following factors:"

         ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

                  Sections (b) and (c) of Item 7 are hereby amended by amending and supplementing the Offer to Purchase as follows:

                  (1) the first paragraph under the heading "Alternative Structure Considered" on page 21 is hereby amended and restated as follows:

                             "The Purchaser and Messrs. Judge and Dunn considered alternatives to the proposed structure of the transaction as a tender offer followed by a short-form merger. In determining to structure the transaction as a tender offer followed by a short-form merger, as opposed to a long-form merger, the Purchaser and Messrs. Judge and Dunn considered the following:"

                  (2) the last paragraph under the heading "Alternative Structure Considered" on page 22 is hereby amended and restated as follows:

                             "After reviewing the various structures for acquiring the minority shareholder interest in Judge Group and discussions of such review with the Special Committee, including the alternative method of acquiring such interests through a long-form merger, the Purchaser and Messrs. Judge and Dunn decided to structure the transaction as a tender offer for all of the Shares of Judge Group not already owned by the Continuing Shareholders or their affiliates, to be followed by a short-form merger, subject to the Majority of the Minority Condition and the Minimum Tender Condition."

         ITEM 8.  FAIRNESS OF THE TRANSACTION.

                  Section (b) of Item 8 is hereby amended by amending and supplementing the Offer to Purchase as follows:

                  (1) the second paragraph on page 38 is amended by replacing the phrase "financially and procedurally fair" with the phrase "substantively and procedurally fair".

                  (2) the second bullet point on page 38 is amended by replacing the phrase "support the financial fairness of the Offer" at the end of the bullet point with the phrase "support the substantive fairness of the Offer."

                  (3) the third bullet point on page 38 is amended by replacing the phrase "further supporting the financial fairness of the Offer" at the end of the bullet point with the phrase "further supporting the substantive fairness of the Offer."

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                  (4)      the fifth bullet point on page 39 is amended by
                           replacing the phrase "provides shareholders unaffiliated with Purchaser and the Continuing Shareholders with an independent evaluation of the financial fairness of the Offer and supports the procedural fairness of the Offer" at the end of the bullet point with the phrase "provides shareholders unaffiliated with Purchaser and the Continuing Shareholders with an independent evaluation of the substantive fairness of the Offer and supports the procedural fairness of the Offer".

                  (5) the sixth bullet point on page 39 is amended by replacing the phrase "provides shareholders unaffiliated with Purchaser and the Continuing Shareholders with an independent expert's evaluation of the financial fairness of the Offer" at the end of the bullet point with the phrase "provides shareholders unaffiliated with Purchaser and the Continuing Shareholders with an independent expert's evaluation of the substantive fairness of the Offer".


                  (6) the seventh bullet point on page 39 is amended by replacing the phrase ", further supporting the financial fairness of the Offer" at the end of the bullet point with the phrase ", further supporting the substantive fairness of the Offer".

                  Sections (c) and (e) of Item 8 is hereby amended by amending and supplementing the Offer to Purchase as follows:

                  (1) the second to last paragraph on page 66 is revised by deleting the parenthetical "(including any action or inaction by Purchaser or Continuing Shareholders)".



                                      -2-
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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           Martin E. Judge, Jr.
                                           -----------------------------------
                                           Martin E. Judge, Jr., President
                                           Judge Group Acquisition Corporation
                                           June 16, 2003

                                           Martin E. Judge, Jr.
                                           -----------------------------------
                                           Martin E. Judge, Jr.
                                           June 16, 2003

                                           Michael A. Dunn
                                           -----------------------------------
                                           Michael A. Dunn
                                           June 16, 2003